               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No.    )<F1>

                Home City Financial Corporation
                        (Name of Issuer)

                Common Stock, having no par value
                 (Title of Class of Securities)

                          43706C 10 0
                         (CUSIP Number)
                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         January 14, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box / /.

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
    1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

CUSIP No. 43706C 10 0
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  9,000
Shares         8.  Shared Voting
Beneficially       Power                             39,044*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              9,000
ing Person     10. Shared Dispositive
with               Power                             39,044*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  48,044*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           5.04%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement Jerome H. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 9,522 shares of the Company's Common Stock, no par value, held in the name of his wife, Susan B. Davis.

                             Page 2 of 9 Pages

CUSIP No. 43706C 10 0
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  9,522
Shares         8.  Shared Voting
Beneficially       Power                             38,522*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              9,522
ing Person     10. Shared Dispositive
with               Power                             38,522*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  48,044*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           5.04%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 9,000 shares of the Company's Common Stock, no par value, held in the name of her husband, Jerome H. Davis.

                             Page 3 of 9 Pages

Item 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement on
Schedule 13D (this "Statement") relates is the Common Stock, no par value ("Common Stock") of Home City Financial Corporation, an Ohio corporation ("Home City") with its principal executive offices located at 63 West Main Street, Springfield, Ohio 45502.

Item 2.   IDENTITY AND BACKGROUND.

          (a) This Statement is jointly filed by Susan B. Davis and Jerome H. Davis, wife and husband.

          (b)  Residence:  11 Baldwin Farms North, Greenwich,
Connecticut 06831.

          (c) Mrs. Davis is an investor in antiques operating out of her home. Mr. Davis is a self-employed investment analyst and works out of his home.

          (d) During the last five years, neither Mr. Davis nor Mrs. Davis have been convicted in a criminal proceeding (excluding traffic or similar misdemeanors).

          (e) During the last five years, neither Mr. Davis nor Mrs. Davis has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Davis and Mrs. Davis are each citizens of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to a stock subscription for Common Stock of Home City, Mrs. Davis paid $95,220.00 for an aggregate of 9,522 shares of Common Stock. Additionally, Mr. Davis paid an aggregate of $109,687.50 for an aggregate of 9,000 shares of Common Stock owned by him. Mr. and Mrs. Davis also paid an aggregate of $368,100.00 for an aggregate of 29,522 shares of Common Stock owned by them. Except for the Common Stock obtained through a subscription, all shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by Mr. and Mrs. Davis. All shares were purchased with personal funds of Mr. and Mrs. Davis.





                        Page 4 of 9 Pages

Item 4.   PURPOSE OF TRANSACTION.

          Mr. and Mrs. Davis have acquired the shares of Common Stock for investment and not with the purpose of changing or influencing the control of Home City. Consistent with this purpose, Mr. Davis routinely monitors the performance of companies in which he and Mrs. Davis invest through the review of their periodic financial statements and reports and intends to do so with regard to Home City. In connection therewith, Mr. Davis sometimes engages in oral and written communications with the officers of a company to discuss his views on its performance. Such communications may include suggestions regarding ways to enhance company performance and increase shareholder value. To the extent he deems appropriate, Mr. Davis may engage in such communications with the officers of Home City.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 48,044 shares, representing 5.04 percent of the outstanding shares of Common Stock based on 952,200 shares of Common Stock disclosed by Home City as outstanding on January 21, 1997. Of such shares, 9,522 (1.0%) are held in the name of Mrs. Davis, 9,000 (.94%) are held in the name of Mr. Davis and 29,522 (3.10%) are held in the name of Mr. and Mrs. Davis.

          (b)  (i)  Subject to the matters referred to in paragraph
(a) hereof, Mr. and Mrs. Davis have shared power to vote or to direct the vote and shared power to dispose of or to direct the disposition of the 29,522 shares of Common Stock jointly held by them.

               (ii) Subject to the matters referred to in paragraphs (a) and (b)(i) hereof, Mr. Davis has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 9,000 shares of Common Stock owned by him, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 9,522 shares of Common Stock owned by Mrs. Davis.




                        Page 5 of 9 Pages

               (iii) Subject to the matters referred to in paragraphs (a), (b)(i)-(ii) hereof, Mrs. Davis has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 9,522 shares of Common Stock owned by her, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 9,000 shares of Common Stock owned by Mr. Davis.

          (c) A description of all transactions in the shares of Common Stock which have been effected jointly and/or separately by Mr. and Mrs. Davis is set forth in Schedule A attached hereto and is incorporated herein by reference.

          (d) and (e) - Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER.

          There are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis (except that Mr. Davis and Mrs. Davis are husband and wife and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of Home City.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          1.   Joint Filing Agreement between Jerome H. Davis and
Susan B. Davis.























                        Page 6 of 9 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                    1/23/97        Jerome H. Davis
                      Date           (Signature)

                    1/23/97        Susan B. Davis
                      Date           (Signature)








































Page 7 of 9 Pages

                        Schedule A
      Information with Respect to Transaction in the
      Common Stock of Home City Financial Corporation
           By Jerome H. Davis and Susan B. Davis
Date of       No. of Shrs    Price Per Shr      Where    How
Transa-       Purchased      (excl. commis-     Trans-   Trans-
tion          (Sold)         sions)             acted    acted

Susan Davis:
1. 12/30/96   9,522           $10.00            Home     *<F4>
                                                City
Jerome Davis:
2. 1/13/97    9,000           $12.1875          OTC      **<F5>

Mr. and Mrs. Davis:

3. 1/13/97   10,000           $12.25            OTC      **<F5>

4. 1/14/97    9,522           $12.50            OTC      **<F5>

5. 1/14/97    5,000           $12.69            OTC      **<F5>

6. 1/14/97    5,000           $12.625           OTC      **<F5>
__________________________________

<F4>
* Purchased directly from Home City Financial Corporation in an initial public offering pursuant to a stock subscription.

<F5>
**   Transaction effected in the over-the-counter market ("OTC")
through a standard brokerage account maintained by Mr. and Mrs.
Davis.

                        Page 8 of 9 Pages
